

16012105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Mail Processing Section

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SEC FILE NUMBER
8- 40044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2016
Washington DC
409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Securities Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 5th Avenue North Suite 500
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jones (205) 307-7870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name — *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West, Southfield, MI 48075
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Michael Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Capital Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael A. Jones
Signature

Chairman & CEO
Title

Leslie Jane McGhee
Notary Public
7/31/17

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Capital Corporation
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-End December 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Securities Capital Corporation
21007 5th Avenue
Birmingham, AL 35203

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Securities Capital Corporation as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Securities Capital Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Capital Corporation as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Securities Capital Corporation financial statements. Supplemental Information is the responsibility of Securities Capital Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Securities Capital Corporation
Financial Statements
Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

ASSETS

Current Assets	
Cash In Banks	17,277.63
Cash in Mutual Funds	43,503.83
Cash in Brokerage Account	745.21
Deposit with Clearing Firm	25,016.30
Commissions Receivable	16,122.43
Securities Owned	26,911.09
Total Current Assets	129,576.49
Property & Equipment	
Equipment	33,033.50
Less: Accumulated Depreciation	33,033.50
Other Assets	0
Total Assets	129,576.49

LIABILITIES & STOCKHOLDERS EQUITY

Current Liabilities	0
Long-Term Liabilities	0

Stockholders' Equity

Capital Stock, par value $25, 200 shares Authorized, issued, and outstanding	5,000.00
Paid In Excess	306,661.00
Retained Earnings	(182,084.51)
Total Stockholders' Equity	
Total Liabilities and Stockholders' Equity	129,576.49

Securities Capital Corporation
Financial Statements
Statement Of Operations
As of and for the Year-Ended December 31, 2015

Revenues	
Commissions Earned	159,332.52
Total Revenues	159,332.52
Operating Expenses	
Employee Compensation and Benefits	131,158.00
Floor Brokerage, exchange	14,085.00
Occupancy Expenses	15,000.00
Other Expenses	33,519.03
Total Operating Expenses	193,762.03
Operating Income (Loss)	(34,429.51)

Securities Capital Corporation
Financial Statements
Statement of Cash Flows
As of and for the Year-End December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	(34,329)
Adjustments to Reconcile Net Income (Loss) to net Cash provided by (used) in operating activities:	
Depreciation and Amortization	1452.24
(Increase) Decrease in Clearing Deposit	(9)
Losses (Gains) on sales of Fixed Assets	
Decrease (Increase) in Operating Assets	
(Increase) Decrease in Commissions Receivables	(15,660.05)
Securities Owned Unrealized (Gain) Loss	48,669.25
Other	(9384.79)
Total Adjustments	
Net cash Provided By (Used In) Operating Activities	(9261.35)
Cash Flow From Investment Activities	
Cash Flow From Financing Activities	
Net Increase (Decrease) In cash and cash Equivalents	
Cash and cash equivalents at Beginning Of Period	70,788.02
Cash and Equivalents at End Of Period	61, 526.67

Securities Capital Corporation
Financial Statements
Statement Of Retained Earnings
As of and for the Year-Ended December 31, 2015

Beginning of Period	(147,654.49)
Plus: Net Income	(34,429.51)
Less: Dividends Paid	0
Retained Earnings End Of Period	(182,084.00)

The accompanying notes are an integral part of these financial statements

Securities Capital Corporation
Financial Statements
Statement of Changes In Stockholder's Equity
As of and for the Year-Ended December 31, 2015

	Common Stock		Paid In Capital	
Amount	Shares	Amount		Shares
Balance at January 1, 2015	200	5,000	200	306,661
Net Income	-	-	-	-
Capital Transactions	-	-	-	-
Prior Period Adjustments	-	-	-	-
Balance at December 31, 2015	200	5,000	200	306,661

	Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Amount	Amount
Balance at January 1, 2015	-	-	(147,655)	164,006
Net Income	-	-	(34,429.51)	(34,429.51)
Capital Transactions	-	-	-	-
Prior Period Adjustments	-	-	-	-
Balance at December 31, 2015	-	-	(182,084.51)	129,576.49

SECURITIES CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Securities Capital Corporation (the "Company"), an Alabama corporation, is engaged in the buying and selling investment securities as a registered broker-dealer with the Securities and Exchange Commission (SEC" and participates in the municipal bond securities market, It is also regulated by the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).The Company's Financial Statements are presented in accordance with the accounting principles generally accepted in the United States of America.
The Company began its operations in 1988 and it's Chairman and Chief Executive Officer wholly owns all the common stock of the Company. The Company's primary business consists of provoking security brokerage services to individuals and institutional investors who generate substantially all of its commission revenues. All securities transactions are settled through a clearing broker on fully disclosed basis.

Description of Business

The Company, located in Birmingham, Alabama, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

SECURITIES CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

Income taxes
Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

SECURITIES CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Depreciation expense was $2,992.67 for the year December 31, 2015 and is included in the operating expenses in the accompanying statement of income.

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Securities Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had a net capital $125,540 which was $25,540 in excess of its required net capital of $100,000. The Company's net capital ratio was 125.54%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the emptive provisions of SEA Rule 15c3-3(k)(2) (II). All customer transactions cleared through another broker-dealer on a fully disclosd basis.

Statement Related to Material Inadequacies

The Company does not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from member forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $50,000 in gross revenue.

Securities Capital Corporation.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 129,576.00
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	4,036.00	
Undue Concentration	0.00	(4,036.00)
Net allowable capital		$ 125,540.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 25,540.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 125,540.00
Adjustments:	
Change in Equity (Adjustments)	(1.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	125,540.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Securities Capital Corporation.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3(k)(2)(11) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Securities Capital Corporation has compiled with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Securities capital Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis. Securities capital Corporation's past business has been of similar nature and has complied to this exemption since its inception.

Michael Jones, the president of Securities Capital Corporation, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2015.

Michael Jones has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Securities Capital Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (205) 307-7870.

Yours very truly,

Securities Capital Corporation



President

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Securities Capital Corporation
2107 5th Avenue
Suite 500
Birmingham, AL 35203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Securities Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Securities Capital Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Securities Capital Corporation stated that Securities Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Securities Capital Corporation .'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Capital Corporation compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA